This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-106445

SUBJECT TO COMPLETION, DATED APRIL 19, 2004

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 3, 2003

4,000,000 Shares

              % Series B Cumulative Redeemable Preferred Shares

(Liquidation Preference $25.00 Per Share)

        We will pay quarterly cumulative dividends, in arrears, on the Series B preferred shares from the date of original issue. These dividends will be payable on February 15, May 15, August 15 and November 15 of each year, when and as declared, beginning on August 15, 2004, at an annual rate of           % of the $25.00 liquidation preference, or $          per Series B preferred share per year. We may not redeem the Series B preferred shares prior to April      , 2009, except as necessary to preserve our status as a real estate investment trust for federal income tax purposes. On or after April      , 2009, we may, at our option, redeem the Series B preferred shares, in whole or, from time to time, in part, for $25.00 per Series B preferred share, payable in cash plus any accrued and unpaid dividends through the date of redemption. The Series B preferred shares have no stated maturity, are not subject to any sinking fund provisions and will remain outstanding indefinitely unless we redeem them.

      We anticipate that the Series B preferred shares will be quoted on the Nasdaq National Market under the symbol “CARSO.” We expect that trading on the Nasdaq National Market will commence within 30 days after initial delivery of the Series B preferred shares.

      The underwriters have an option to purchase a maximum of 600,000 additional Series B preferred shares to cover over-allotments.

      Investing in the Series B preferred shares involves risks. See “Risk Factors” beginning on page S-4 of this prospectus supplement.

		Underwriting	Proceeds to
	Price to	Discounts and	Capital
	Public(1)	Commissions	Automotive(1)

Per Share	$	$	$
Total	$	$	$

(1)	Plus accrued dividends, if any, from April , 2004.

      Delivery of the Series B preferred shares in book-entry form only will be made on or about April      , 2004.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Bookrunning Managers

Credit Suisse First Boston	A.G. Edwards & Sons, Inc.

Ferris, Baker Watts	Friedman Billings Ramsey
Incorporated
JPMorgan	RBC Capital Markets

BB&T Capital Markets	KeyBanc Capital Markets	Raymond James

      The date of this prospectus supplement is April      , 2004.

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TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

ABOUT THIS PROSPECTUS SUPPLEMENT

      References to “we,” “us” or “our” refer to Capital Automotive REIT or, if the context requires, Capital Automotive L.P., which we refer to as the “Partnership,” and our business and operations conducted through the Partnership and/or directly or indirectly owned subsidiaries. The term “you” refers to a prospective investor. We are the sole general partner of the Partnership, and as of December 31, 2003, owned approximately 80.7% of the common units of limited partnership interest in the Partnership, which we refer to as Units, as well as 100% of the Series A preferred units of limited partnership interest in the Partnership. Units of the Partnership held by limited partners (other than us) are redeemable, at the option of the holder, for cash, or we may assume the redemption obligations of the Partnership and acquire the units in exchange for our common shares on a one-for-one basis.

      In this prospectus supplement, we use the term “dealerships” to refer to franchised automobile dealerships and motor vehicle service, repair or parts businesses, used vehicle business and other related businesses, which are the types of businesses that are operated on our properties. We also use the terms “dealer group,” “tenant” or “operators of dealerships” to refer to the persons and companies that lease our properties.

RISK FACTORS

      Our prospectus supplement and the accompanying prospectus, including our documents incorporated herein by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Also, documents that we subsequently file with the Securities and Exchange Commission, or the SEC, and that are incorporated into this prospectus supplement and the accompanying prospectus by reference, including our Current Report on Form 8-K filed with the SEC on April 7, 2004, will contain forward-looking statements. When we refer to forward-looking statements or information, sometimes we use words such as “may,” “will,” “could,” “should,” “plans,” “intends,” “expects,” “believes,” “estimates,” “anticipates” and “continues.” In particular, the risk factors included or incorporated by reference in this prospectus supplement and accompanying prospectus describe forward-looking information. The risk factors, including the additional risk factors included in our Current Report on Form 8-K/A filed with the SEC on March 12, 2004, address material risks known to us, but are not all-inclusive, particularly with respect to possible future events. Other parts of, or documents incorporated by reference into, our prospectus supplement and accompanying prospectus may also include forward-looking information. You should consider these risks and uncertainties carefully in evaluating any of our forward-looking information, and before you decide to purchase our Series B preferred shares. Many things can happen that can cause our actual results to be different than those described. These factors include, but are not limited to:

•	risks that our tenants will not pay rent;

•	risks related to our reliance on a small number of tenants for a significant portion of our revenue;

•	risks of financing, such as increases in interest rates, our ability to meet existing financial covenants and to consummate planned and additional financings on terms that are acceptable to us;

•	risks that our growth will be limited if we cannot obtain additional capital;

•	risks that planned and additional acquisitions may not be consummated;

•	risks that competition for acquisitions could result in increased acquisition prices and costs;

•	risks relating to the automotive industry, such as the ability of our tenants to compete effectively in the automotive retail industry and the ability of our tenants to perform their lease obligations as a result of changes in any manufacturer’s production, supply, vehicle financing, incentives, warranty programs, marketing or other practices, or changes in the economy generally;

•	risks generally incident to the ownership of real property, including adverse changes in economic conditions, changes in the investment climate for real estate, increases in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies and the relative illiquidity of real estate;

•	environmental and other risks associated with the acquisition and leasing of automotive properties; and

•	risks related to our status as a real estate investment trust, commonly referred to as a REIT, for federal income tax purposes, such as the existence of complex regulations relating to our status as a REIT, the effect of future changes in REIT requirements as a result of new legislation and the adverse consequences of the failure to qualify as a REIT.

      Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements or those incorporated into this prospectus supplement and the accompanying prospectus. We make no promise to update any of the forward-looking statements.

SUMMARY

      This summary may not contain all of the information that is important to you. You should carefully read the entire prospectus supplement and the accompanying prospectus, especially the “Risk Factors” section beginning on page S-4 of this prospectus supplement and the “Where You Can Find More Information” section on page S-23 of this prospectus supplement, as well as the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus, before making an investment decision. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that the underwriters’ over-allotment option is not exercised.

The Company

      We are a self-administered and self-managed real estate company operating as a real estate investment trust, or a REIT, for federal income tax purposes. Our executive officers are Thomas D. Eckert, President and Chief Executive Officer; David S. Kay, Senior Vice President, Chief Financial Officer and Treasurer; Jay M. Ferriero, Senior Vice President and Director of Acquisitions; John M. Weaver, Senior Vice President, Secretary and General Counsel and Lisa M. Clements, Vice President and Chief Accounting Officer.

      Our primary business strategy is to purchase real estate (land, buildings and other improvements), which we simultaneously lease to operators of franchised automobile dealerships and motor vehicle service, repair or parts businesses, used vehicle businesses and other related businesses under long-term, triple-net leases. Triple-net leases typically require the tenant to pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. We focus on leasing properties to dealer groups that have a long history of operating multi-site, multi-franchised dealerships, generally targeting the largest dealer groups in terms of revenues in the largest metropolitan areas in the U.S. in terms of population. In addition, we provide facility improvement and expansion funding, construction financing and takeout commitments in certain circumstances. We believe that we are the only publicly traded real estate company exclusively pursuing this strategy. The objective of our strategy is to provide long-term, predictable, stable cash flow for our shareholders.

      As of December 31, 2003, we had invested more than $1.9 billion in 331 properties located in 30 states, consisting of approximately 2,323 acres of land and containing approximately 13.6 million square feet of buildings and improvements. Our tenants operate 445 motor vehicle franchises on our properties, representing 43 brands of motor vehicles, which include all of the top selling brands in the U.S.

      Our principal executive offices are located at 8270 Greensboro Drive, Suite 950, McLean, Virginia 22102 and our telephone number is (703) 288-3075. Our website address is www.capitalautomotive.com. The information contained on our website is not a part of this prospectus supplement or the accompanying prospectus. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after electronically filed with or furnished to the SEC.

Recent Developments

      Pending Litigation. On March 26, 2004, we filed a motion for judgment in the Circuit Court of Fairfax County, Virginia against Michael R. Burkitt, one of our former employees, who has since become an officer and director of Milestone Realty Trust, an entity that was formed to operate in the market for the acquisition and leaseback of automotive dealerships and businesses related to motor vehicles. The motion alleges that, prior to Burkitt’s voluntary resignation in September 2003 from his position with us, Burkitt misappropriated confidential and proprietary information from our records. The motion seeks judgment against Burkitt for damages of $5,000,000, injunctive relief relating to specified activities, return of materials relating to our trade secrets, an award of our reasonable attorney’s fees and costs, and punitive damages.

      On April 2, 2004, Milestone, together with three of its sponsors and investors, filed a petition and application for injunctive relief in the District Court in Dallas County, Texas, against us. The petition alleges that we attempted to interfere with Milestone’s business relationships with potential investors and tenants by disparaging and impugning the integrity of Burkitt and the new Chief Financial Officer of Milestone, and by taking certain other actions resulting in damages to Milestone. The petition also alleges that our actions will cause Milestone to lose at least $150,000,000 worth of equity capital. Finally, the petition alleges tortious interference and antitrust claims, thereby entitling Milestone to recover three times its actual damages.

      On April 6, 2004, we attended a hearing, without consenting to the jurisdiction of the Dallas District Court, at which Milestone obtained a temporary restraining order against us. Generally, the order enjoins us from contacting or attempting to contact any entity that may be an investor in or seller of real property to Milestone, for the purpose of disparaging by untruthful statements, Milestone, its officers, or its sponsors, in order to prevent the success of a private stock offering by Milestone or Milestone’s subsequent property transactions. The order provides that the court will hold a hearing on Milestone’s petition for a temporary injunction against the Company on April 19, 2004 in Dallas, Texas. The Company believes that the issuance of the temporary restraining order will not affect the Company’s operations adversely.

      At this time, it is difficult to forecast the outcome of the motion for judgment against Burkitt and the petition for injunctive relief against us. These matters are still in the preliminary stages, and we are in the process of evaluating our options for responding to the Texas petition. Although no assurance can be provided with respect to any litigation, we believe that the allegations in the petition are without merit and that we have meritorious defenses to the claims made in the petition. We intend to defend ourselves vigorously, and management does not anticipate that the litigation will have a material adverse effect on our financial position or results of operations.

      More detailed information about the pending litigation is included in our Current Report on Form 8-K, dated March 26, 2004 and filed with the SEC on April 7, 2004.

      Notes Offering. On April 15, 2004, Capital Automotive REIT closed a public offering of $125.0 million of unsecured monthly income notes at par. Interest on the 6.75% notes is payable monthly. The notes have a 15-year term and are redeemable by Capital Automotive REIT after five years at par. The notes were issued in minimum denominations of $25.00 and integral multiples thereof. The notes will be listed on the American Stock Exchange (AMEX) under the symbol “CJM” and trading on AMEX is expected to commence no later than April 20, 2004. Capital Automotive REIT also has granted the underwriters an over-allotment option to purchase up to an additional $18.8 million of notes. In addition, we have entered into an interest rate swap arrangement with a third party to cause the interest rate on $100.0 million of the notes effectively to be at a floating rate of the three-month LIBOR plus 162.4 basis points, rather than the fixed rate of 6.75%. We have structured the swap arrangement so that it may be documented as a fair value hedge and designated as highly effective at inception. We received net proceeds of approximately $120.7 million from the offering, which we used to repay a portion of approximately $163.3 million of variable rate mortgage debt outstanding as of December 31, 2003.

      April Common Share Offering. On April 2, 2004, we issued 1,000,000 common shares at $35.15 per share. We received net proceeds of approximately $35.0 million from the offering, which we used to repay borrowings under one of our short-term credit facilities and to repay a portion of approximately $163.3 million of variable rate mortgage debt outstanding as of December 31, 2003.

      February Common Share Offering. On February 9, 2004, we issued 1,825,000 common shares at $35.40 per share. We received net proceeds of approximately $61.5 million from the offering, which we used to fund acquisitions, to repay borrowings under our short-term credit facilities and for general corporate purposes.

THE OFFERING

      The following briefly describes the rights, preferences and other terms of the Series B preferred shares. For a more complete description of these rights, preferences and other terms of the Series B preferred shares, please see the information under the caption “Description of Series B Preferred Shares” in this prospectus supplement and “Description of Shares of Beneficial Interest” in the accompanying prospectus.

Issuer	Capital Automotive REIT

Securities Offered	4,000,000 % Series B Cumulative Redeemable Preferred Shares (plus up to 600,000 Series B preferred shares issuable upon exercise of the underwriters’ over-allotment option).

Dividend Rate and Payment Dates	Dividends on the Series B preferred shares are cumulative from the date of their original issue and are payable quarterly in arrears on the fifteenth day of February, May, August and November of each year, when and as declared, beginning on August 15, 2004. We will pay cumulative dividends on the Series B preferred shares at the fixed rate of $ per share each year, which is equivalent to % of the $25.00 liquidation preference per share. The first dividend, payable on August 15, 2004, will be for more than a full quarter and will cover the period from the first date we issue the Series B preferred shares through July 31, 2004. Dividends on the Series B preferred shares will continue to accrue even if we do not have earnings or funds legally available to pay the dividends or our board of trustees does not declare the payment of the dividends.

Liquidation Preference	The liquidation preference of each Series B preferred share is $25.00. Upon liquidation, Series B preferred shareholders will be entitled to receive the liquidation preference with respect to their Series B preferred shares plus an amount equal to accrued but unpaid dividends with respect to such shares.

Optional Redemption	The Series B preferred shares are not redeemable prior to April , 2009, except in limited circumstances relating to the preservation of our status as a REIT. On and after April , 2009, we may, at our option, redeem the Series B preferred shares, in whole or, from time to time, in part, for $25.00 per Series B preferred share, payable in cash, plus any accrued and unpaid dividends through the date of redemption.

Maturity	The Series B preferred shares do not have any maturity date. Accordingly, the Series B preferred shares will remain outstanding indefinitely unless we decide to redeem them.

Ranking	The Series B preferred shares will rank senior to our common shares and will be of equal rank with our outstanding Series A preferred shares and any parity securities that we may issue in the future, in each case with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up.

Voting Rights	Holders of the Series B preferred shares generally will have no voting rights. However, if dividends on any outstanding Series B preferred shares have not been paid for six or more quarterly periods (whether or not declared or consecutive), holders of Series B preferred shares and the holders of all other shares of any class or series ranking on a parity with the Series B preferred shares which are entitled to similar voting rights, including our Series A preferred shares (voting as a single class) will be entitled to elect two additional trustees to our board of trustees to serve until all unpaid dividends have been paid or declared and set apart for payment. In addition, certain materially adverse changes to the terms of the Series B preferred shares cannot be made without the affirmative vote of a majority of votes entitled to be cast by the holders of the outstanding Series B preferred shares and the holders of all other series of preferred shares upon which like voting rights have been conferred and are exercisable, including our Series A preferred shares. In any matter in which the Series B preferred shares may vote, each share will be entitled to one vote.

Share Quotation	We anticipate that the Series B preferred shares will be quoted on the Nasdaq National Market under the symbol “CARSO.” We expect that trading on the Nasdaq National Market will commence within 30 days after initial delivery of the Series B preferred shares.

Form	The Series B preferred shares will be issued and maintained in book-entry form registered in the name of the nominee of The Depositary Trust Company except under limited circumstances.

Use of Proceeds	We intend to use the net proceeds of this offering to repay certain outstanding mortgage debt.

Risk Factors	See “Risk Factors” beginning on page S-4 of this prospectus supplement and other information contained or incorporated by reference herein for a discussion of factors you should carefully consider before deciding to invest in our Series B preferred shares.

USE OF PROCEEDS

      The net proceeds from the sale of Series B preferred shares in this offering, after deducting the discounts and commissions to the underwriters and other estimated expenses of this offering payable by us, are estimated to be approximately $           million (approximately $           million if the underwriters’ over-allotment option is exercised in full). We intend to use these net proceeds to repay a portion of approximately $145.8 million of fixed rate mortgage debt (including $53.7 million of variable rate mortgage debt that was swapped to fixed rate mortgage debt) outstanding as of December 31, 2003, and to pay approximately $2.2 million of related prepayment penalties. We intend to use other short-term or long-term financing, including borrowings under our revolving credit facilities, and cash on hand to repay the remaining portion of the $145.8 million of outstanding fixed rate mortgage debt. As of December 31, 2003, the weighted average interest rate of the debt to be repaid was 7.6% and the weighted average maturity was 8.0 years.

      The fixed rate mortgage debt to be repaid with the proceeds of this offering is owed to the same lender as the lender of the approximately $163.3 million of variable rate mortgage debt that was outstanding as of December 31, 2003. We repaid the $163.3 million of variable rate mortgage debt in full on April 15, 2004 using the net proceeds of our April 2004 notes offering described under “Summary — Recent Developments — Notes Offering,” portions of the proceeds of our April 2004 common share offering described under “Summary — Recent Developments — April Common Share Offering,” borrowings under our revolving credit facilities and cash on hand.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated:

	For the Years Ended December 31,

	2003	2002	2001	2000	1999

Ratio of earnings to fixed charges	1.99x	2.12x	1.90x	1.85x	2.19x

      The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income from continuing operations before minority interest and fixed charges reduced by preferred dividends of consolidated subsidiaries. Fixed charges consist of interest expense and preferred dividends of consolidated subsidiaries.

DESCRIPTION OF SERIES B PREFERRED SHARES

      The following is a summary of the material terms and provisions of our Series B preferred shares. The statements below describing our Series B preferred shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our declaration of trust, including the articles supplementary establishing the Series B preferred shares, and our bylaws, each of which is available from us as described in the “Where You Can Find More Information” section beginning on page S-23 of this prospectus supplement and is incorporated by reference in this prospectus supplement. This description of the particular terms of the Series B preferred shares supplements the description of the general terms and provisions of our preferred shares set forth in the accompanying prospectus beginning on page 17.

General

      Our declaration of trust allows us to issue up to 100,000,000 common shares of beneficial interest, par value $.01 per share, and 20,000,000 preferred shares of beneficial interest, par value $.01 per share. As of April 15, 2004, we had 36,188,053 common shares outstanding and 3,950,000 preferred shares outstanding, which are designated as 7 1/2% Series A Cumulative Redeemable Preferred Shares.

      Preferred shares may be offered and sold from time to time, in one or more series, as authorized by our board of trustees. The board of trustees is authorized by Maryland law and our declaration of trust to set for each series the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption. The board of trustees has the power to set preferences, powers and rights, voting or other terms of preferred shares that are senior to, or better than, the rights of holders of common shares or other classes or series of preferred shares. The Series B preferred shares are being issued pursuant to articles supplementary to our declaration of trust that set forth the terms of a series consisting of up to 4,600,000 shares, designated as           % Series B Cumulative Redeemable Preferred Shares.

Ranking

      The Series B preferred shares will, as to dividend rights and rights upon our liquidation, dissolution or winding-up, rank:

•	senior to all classes or series of our common shares and to all other equity securities authorized or designated by us in the future, the terms of which specifically provide that those equity securities rank junior to the Series B preferred shares with respect to dividend rights or rights upon our liquidation, dissolution or winding up;

•	on a parity with our Series A preferred shares and with any other equity securities authorized or designated by us in the future, the terms of which specifically provide that such equity securities are of equal rank with the Series B preferred shares with respect to dividend rights or rights upon our liquidation, dissolution or winding up; and

•	junior to any class or series of equity securities authorized or designated by us in the future, the terms of which specifically provide that such class or series ranks senior to the Series B preferred shares with respect to dividend rights or rights upon our liquidation, dissolution or winding up.

Dividends

      Holders of the Series B preferred shares are entitled to receive, when and as authorized by our board of trustees, out of funds legally available for distribution to our shareholders, cumulative cash dividends at the rate of           % of the $25.00 liquidation preference per year (equivalent to $               per year per share). Dividends on the Series B preferred shares will accrue and be cumulative from the date of original issue by us of the Series B preferred shares. Dividends will be payable quarterly in arrears on the fifteenth day of February, May, August and November of each year or, if not a business day, the next succeeding business day. We refer to each such date as a Dividend Payment Date. The first dividend, payable on August 15, 2004, will be for more than a full quarter and will cover the period from the first date we issue the Series B preferred shares through July 31, 2004. Assuming the Series B preferred shares are issued on April      , 2004, the first dividend will be in the amount of $               per Series B preferred share.

      Any dividend, including any dividend payable on the Series B preferred shares for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends are payable to holders of Series B preferred shares as they appear in our records at the close of business on the applicable record date, which will be the date that our board of trustees designates for the payment of a dividend that is not more than 30 nor less than 10 days prior to the Dividend Payment Date, which we refer to as a Dividend Payment Record Date.

      Our board of trustees will not authorize, pay or set apart for payment by us any dividend on the Series B preferred shares at any time that:

•	the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibits such authorization, payment or setting apart for payment;

•	the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, provides that such authorization, payment or setting apart for payment would constitute a breach of, or a default under, such agreement; or

•	the law restricts or prohibits the authorization or payment.

      Notwithstanding the foregoing, dividends on the Series B preferred shares will accrue whether or not:

•	we have earnings;

•	there are funds legally available for the payment of the dividends; and

•	the dividends are authorized.

      Accrued but unpaid dividends on the Series B preferred shares will not bear interest.

      When dividends are not paid in full on the Series B preferred shares or any other class or series of shares ranking equally with the Series B preferred shares, or a sum sufficient for this payment is not set apart, all dividends declared upon the Series B preferred shares and any equally ranked shares will be declared ratably in proportion to the respective amounts of dividends accrued and unpaid on the Series B preferred shares and such equally ranked shares. Except as set forth in the preceding sentence, unless dividends on the Series B preferred shares are fully paid or set apart for all past dividend periods, no dividends will be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any equally ranked shares. Unless dividends equal to the full amount of all accrued and unpaid dividends on the Series B preferred shares have been paid or declared and set apart for payment for all past dividend periods, no dividends (other than dividends or distributions paid in junior-ranked shares or options, warrants or rights to subscribe for or purchase junior-ranked shares) may be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any junior-ranked shares, nor will any junior-ranked shares be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of common shares made for purposes of our employee incentive or benefit plan) for any consideration, directly or indirectly, by us (except by conversion into or exchange for junior-ranked shares, or option, warrants or rights to subscribe for or purchase junior-ranked shares). Regardless of the provisions described above, we will not be prohibited from (i) declaring or paying or setting apart for the payment any dividend or distribution on any equally ranked or junior shares or (ii) redeeming, purchasing or otherwise acquiring any equally ranked or junior shares, in each case, if this declaration, payment, redemption, purchase or other acquisition is necessary to maintain our status as a REIT for federal income tax purposes.

      We intend to contribute or otherwise transfer the net proceeds of the sale of any Series B preferred shares sold on or after the date of this prospectus supplement to the Partnership in exchange for           % Series B preferred units in the Partnership, the economic terms of which will be substantially identical to those of the Series B preferred stock. As of the date of this prospectus supplement, there are no Series B preferred units of the Partnership and 3,950,000 7 1/2% Series A preferred units of the Partnership outstanding. The Partnership will be required to make all required distributions on the Series B preferred units (which will mirror the payments of dividends, including accrued and unpaid dividends upon redemption, and of the liquidation preference on the Series B preferred shares) prior to any distribution of cash or assets to the holders of any other interests in the

Partnership, except for the Series A preferred units and any other series of preferred units ranking on a parity with, or senior to, the Series B preferred units as to distributions or liquidation rights, and except for distributions required to enable us to maintain our status as a REIT.

      Any dividend payment made on the Series B preferred shares will first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

Liquidation Preference

      In the event of our liquidation, dissolution or winding up of our affairs, the holders of the Series B preferred shares are entitled to be paid out of our assets legally available for distribution to our shareholders, liquidating distributions in cash or property at its fair market value as determined by our board of trustees. The liquidating distributions will be paid to the holders of the Series B preferred shares in the amount of a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of liquidation, dissolution or winding up. The liquidating distributions will be paid to the holders of the Series B preferred shares before any distribution of assets is made to holders of common shares or any other equity securities, except for the Series A preferred shares and any other equity securities ranking on a parity with, or senior to, the Series B preferred shares as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series B preferred shares will have no right or claim to any of our remaining assets. Our consolidation or merger with or into any other entity or the sale, lease, transfer or conveyance of all or substantially all of our property or business will not be deemed to constitute our liquidation, dissolution or winding up.

Redemption

      The Series B preferred shares are not redeemable prior to April      , 2009, except under the circumstances described below. On and after April      , 2009, the Series B preferred shares may be redeemed at our option, in whole or in part, from time to time, at a redemption price of $25.00 in cash, plus all dividends accrued and unpaid on the Series B preferred shares up to the date of such redemption, upon the giving of notice, as provided below.

      If fewer than all of the outstanding Series B preferred shares are to be redeemed, the shares to be redeemed will be determined pro rata, by lot or in such other manner as prescribed by our board of trustees. In the event that the redemption is to be by lot, and if as a result of the redemption any holder of Series B preferred shares would own, or be deemed by virtue of certain attribution provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, to own, in excess of 9.9% of the outstanding Series B preferred shares, the outstanding common shares, or any other class or series of capital stock, then, except in certain instances, we will redeem the requisite number of Series B preferred shares of that shareholder such that the shareholder will not own or be deemed by virtue of certain attribution provisions of the Code to own, subsequent to the redemption, in excess of 9.9% of the outstanding Series B preferred shares, the outstanding common shares, or any other class or series of capital stock.

      We shall mail not less than 30 nor more than 60 days’ prior written notice of redemption of the Series B preferred stock to each holder of record of Series B preferred shares. The notice will notify the holder of the election to redeem the shares and will state at least the following:

•	the date fixed for redemption thereof, which we refer to as the Redemption Date;

•	the redemption price;

•	the number of Series B preferred shares to be redeemed (and, if fewer than all the Series B preferred shares are to be redeemed, the number of shares to be redeemed from such holder); and

•	that dividends on the Series B preferred shares will cease to accrue on the Redemption Date.

      From and after the Redemption Date (unless we default in payment of the redemption price):

•	all dividends on the Series B preferred shares designated for redemption in the notice will cease to accrue;

•	all rights of the holders of those shares, except the right to receive the redemption price thereof (including all accrued and unpaid dividends up to the Redemption Date), will cease and terminate;

•	those shares will not thereafter be transferred (except with our consent) on the transfer agent’s books; and

•	those shares will not be deemed to be outstanding for any purpose whatsoever.

      Notwithstanding the foregoing, unless full cumulative dividends on all outstanding Series B preferred shares have been paid or declared and a sum sufficient for the payment of the dividends has been set apart for payment for all past dividend periods and the then-current dividend period, no Series B preferred shares will be redeemed unless all outstanding Series B preferred shares are simultaneously redeemed. This requirement will not prevent the purchase or acquisition of Series B preferred shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series B preferred shares. Unless full cumulative dividends on all outstanding Series B preferred shares have been paid or declared and a sum sufficient for the payment of the dividends has been set apart for payment for all past dividend periods and the then-current dividend period, we will not purchase or otherwise acquire directly or indirectly any Series B preferred shares (except by exchange for our equity securities ranking junior to the Series B preferred shares as to dividend rights or liquidation preference).

      Notwithstanding any other provision relating to redemption of the Series B preferred shares, we may redeem any or all Series B preferred shares at any time, whether or not prior to April      , 2009, if our board of trustees determines that the redemption is necessary or advisable to preserve our status as a REIT.

Voting Rights

      Except as described below, holders of Series B preferred shares generally will have no voting rights. In any matter in which the Series B preferred shares are entitled to vote (as expressly provided in our declaration of trust), each Series B preferred share shall be entitled to one vote.

      If dividends on the Series B preferred shares are in arrears, whether or not declared, for six or more quarterly periods, whether or not these quarterly periods are consecutive, holders of Series B preferred shares (voting separately as a class with all other series of preferred shares upon which like voting rights have been conferred and are exercisable, including our Series A preferred shares) will be entitled to vote, at a special meeting called by the holders of record of at least 20% of any series of preferred shares as to which dividends are so in arrears or at the next annual meeting of shareholders, for the election of two additional trustees to serve on our board of trustees until all dividend arrearages have been paid.

      Any amendment, alteration, repeal or other change to any provision of our declaration of trust, including the articles supplementary establishing the Series B preferred shares, whether by merger, consolidation or otherwise, in any manner that would materially and adversely affect the rights, preferences, powers or privileges of the Series B preferred shares cannot be made without the affirmative vote of a majority of votes entitled to be cast by the holders of the outstanding Series B preferred shares and all other series of preferred shares upon which like voting rights have been conferred and are exercisable, including our Series A preferred shares, voting together as a separate class. In addition, the creation, issuance or increase in the authorized number of shares of any class or series of shares having a preference as to dividends or distributions upon liquidation, dissolution, or winding up, that is senior to the Series B preferred shares requires the affirmative vote of a majority of votes entitled to be cast by the holders of the outstanding Series B preferred shares and all other series of preferred shares upon which like voting rights have been conferred and are exercisable, including our Series A preferred shares, voting together as a class.

      The following actions are not deemed to materially and adversely affect the rights, preferences, powers or privileges of the Series B preferred shares:

•	any increase in the amount of our authorized common shares or preferred shares or the creation or issuance of additional Series B preferred shares or Series A preferred shares or of other equity securities of any other class or series ranking, as to payment of dividends or dividends upon liquidation, dissolution or winding up, on a parity with, or junior to, the Series B preferred shares; or

•	the amendment, alteration or repeal or change of any provision of our declaration of trust, including the articles supplementary establishing the Series B preferred shares, as a result of a merger, consolidation, reorganization or other business combination in which we are not the surviving entity, if the Series B preferred shares (or shares into which the Series B preferred shares have been converted in any successor entity to us) remain outstanding with the rights, preferences, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption the same as those of a Series B preferred share, except for changes that do not materially and adversely affect the holders of the Series B preferred shares.

Maturity

      The Series B preferred shares have no stated maturity date and will not be subject to any sinking fund or mandatory redemption provisions.

Ownership Limits and Restrictions on Transfer

      In order to maintain our qualification as a REIT for federal income tax purposes, ownership or deemed ownership by any person of in excess of 9.9% of our outstanding Series B preferred shares, our outstanding common shares, or any other class or series of capital stock is generally prohibited by our declaration of trust. For further information regarding restrictions on ownership and transfer of the Series B preferred shares, see “Description of Shares of Beneficial Interest — Restrictions on Ownership and Transfer” beginning on page 21 in the accompanying prospectus.

Conversion

      The Series B preferred shares are not convertible into or exchangeable for any other property or securities, except that the Series B preferred shares may be exchanged for “shares-in-trust” in order to ensure that we remain qualified as a REIT for federal income tax purposes. For further information regarding shares-in-trust, see “Description of Shares of Beneficial Interest — Restrictions on Ownership and Transfer — Automatic Transfer of Shares to Trust” beginning on page 22 in the accompanying prospectus.

Stock Quotation

      We anticipate that the Series B preferred shares will be quoted on the Nasdaq National Market under the symbol “CARSO.” We expect that trading on the Nasdaq National Market will commence within 30 days after initial delivery of the Series B preferred shares.

Transfer Agent

      The registrar and transfer agent for the Series B preferred shares is American Stock Transfer & Trust Company.

Book-Entry Delivery and Form

      The Series B preferred shares will be issued in book-entry form. The transfer agent will electronically register the Series B preferred shares on the date of original issuance with, or on behalf of, The Depository Trust Company (“DTC”) and the Series B preferred shares will be registered in the name of Cede & Co., as nominee of DTC (such nominee being referred to herein as the “Nominee”).

      DTC is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the “Participant” or “DTC’s Participants”) and to facilitate the clearance and settlement of transactions in securities between Participants through electronic book-entry changes in accounts of its Participants. DTC’s Participants include securities brokers and dealers (including the underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as other banks, brokers, dealers and trust companies (collectively, the “Indirect Participants” or “DTC’s Indirect Participants”) that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through DTC’s Participants or DTC’s Indirect Participants.

      We expect that under procedures established by DTC (i) upon issuance and registration of the Series B preferred shares, DTC will credit the accounts of Participants designated by the underwriters with portions of the principal amount of the global certificate and (ii) ownership of the Series B preferred shares will be shown on, and the transfer of ownership of the Series B preferred shares will be effected only through, records maintained by DTC (with respect to the interests of DTC’s Participants), DTC’s Participants and DTC’s Indirect Participants. Prospective purchasers of the Series B preferred shares are advised that the laws of some states require that certain persons, such as insurance companies, take physical delivery in definitive form of securities that they own. Consequently, these laws may limit your ability to transfer Series B preferred shares to these persons, such as insurance companies.

      As long as the Nominee is the registered owner of any Series B preferred shares, the Nominee will be considered the sole owner or holder of such Series B preferred shares. Owners of Series B preferred shares will not be entitled to have Series B preferred shares registered in their names and will not receive or be entitled to receive physical delivery of Series B preferred shares in certificated form. As a result, the ability of a person having a beneficial interest in any Series B preferred shares to pledge such interest to persons or entities that do not participate in DTC’s system or to otherwise take actions in respect of such interest may be affected by the lack of a physical certificate evidencing such interest.

      Neither we nor the transfer agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of Series B preferred shares by DTC or any of DTC’s Participants, or for maintaining, supervising or reviewing any records of DTC or any of DTC’s Participants relating to the Series B preferred shares. Payments of dividends on any Series B preferred shares registered in the name of the Nominee on the applicable record date will be payable to or at the direction of the Nominee. Neither we nor the transfer agent will have any responsibility or liability for the payment of such amounts to beneficial owners of the Series B preferred shares. We believe, however, that it is the policy of DTC to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on DTC’s records. Payments by DTC’s Participants and DTC’s Indirect Participants to the beneficial owner of Series B preferred shares will be governed by standing instructions and customary practice and will be the responsibility of DTC’s Participants or DTC’s Indirect Participants.

      If (i) we notify the transfer agent in writing that DTC is no longer willing or able to act as a depository and we are unable to locate a qualified successor within 90 days or (ii) we, at our option, notify the transfer agent in writing that we elect to cause the issuance of the Series B preferred shares in certificated form, then Series B preferred shares in certificated form will be issued to each person that the Nominee and DTC identify as the beneficial owner of Series B preferred shares. Neither we nor the transfer agent will be liable for any delay by the Nominee or DTC in identifying the beneficial owners of Series B preferred shares, and we and the transfer agent may conclusively rely on, and will be protected in relying on, instructions from the Nominee or DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of any Series B preferred shares to be certificated.

ADDITIONAL FEDERAL INCOME TAX CONSEQUENCES

      The following is a summary of some additional tax considerations with respect to the ownership of our Series B preferred shares.

      Tax Penalty for Failure to Satisfy Income Tests. The Tax Relief Extension Act of 1999 made certain changes to the Internal Revenue Code of 1986, as amended, which we refer to as the Code. As a result, if we fail to satisfy the 75% gross income test or the 95% gross income test (as described in the accompanying prospectus under “Federal Income Tax Consequences— Requirements for REIT Qualification— Income Tests”), and nonetheless continue to qualify as a REIT because we meet certain other requirements, we will pay a 100% tax on the greater of (i) the amount by which 90% of our gross income (excluding gross income from prohibited transactions) exceeds our qualifying income under the 95% gross income test, or (ii) the amount by which 75% of our gross income (excluding gross income from prohibited transactions) exceeds our qualifying income under the 75% gross income test, multiplied by a fraction intended to reflect our profitability.

      Dividends and Other Distributions. For a discussion regarding the federal income taxation of dividends and other distributions with respect to shares of our capital stock, see “Federal Income Tax Consequences— Taxation of Taxable U.S. Shareholders” in the accompanying prospectus. In determining the extent to which a distribution on the Series B preferred shares constitutes a dividend for federal income tax purposes, our earnings and profits will be allocated first to distributions with respect to the preferred shares and then to distributions with respect to our common shares. If, for any taxable year, we elect to designate as capital gain dividends any portion of the distributions paid for the year to our shareholders, the portion of the amount so designated (not in excess of or net capital gain for the year) that will be allocable to the holders of the Series B preferred shares will be the amount so designated, multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) paid to the holders of the Series B preferred shares for the year and the denominator of which will be the total dividends paid to the holders of all classes of our shares for the year.

      Taxation of U.S. Shareholders on the Sale or Exchange of the Series B Preferred Shares. In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of the Series B preferred shares as long-term capital gain or loss if the U.S. shareholder has held the Series B preferred shares for more than one year and otherwise as short-term capital gain or loss. However, a U.S. shareholder must treat any loss upon a sale or exchange of the Series B preferred shares held by such shareholder for six months or less (after applying certain holding period rules) as a long-term capital loss to the extent of capital gain dividends and other distributions from us that such U.S. shareholder treats as long-term capital gain. All or a portion of any loss a U.S. shareholder realizes upon a taxable disposition of the Series B preferred shares may be disallowed if the U.S. shareholder purchases additional Series B preferred shares within 30 days before or after the disposition.

      Redemption of the Series B Preferred Shares. The treatment accorded to any redemption by us for cash (as distinguished from a sale, exchange or other disposition) of the Series B preferred shares can only be determined on the basis of particular facts as to each holder at the time of redemption. In general, a holder of Series B preferred shares will recognize capital gain or loss measured by the difference between the amount received by the holder of Series B preferred shares upon the redemption and such holder’s adjusted tax basis in the Series B preferred shares redeemed (provided the Series B preferred shares are held as a capital asset) if such redemption (i) results in a “complete termination” of the holder’s interest in all classes of our shares under Section 302(b)(3) of the Code, (ii) is “substantially disproportionate” with respect to the holder’s interest in our stock under Section 302(b) (2) of the Code (which will not be the case if only Series B preferred shares are redeemed, since they generally do not have voting rights), or (iii) is “not essentially equivalent to a dividend” with respect to the holder of Series B preferred shares under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only any Series B preferred shares owned by the holder of Series B preferred shares, but also such holder’s ownership of common shares, other series of preferred shares and any other options (including share purchase rights) to acquire any of the foregoing. The holder of Series B preferred shares also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

      If a particular holder of Series B preferred shares owns (actually or constructively) none of our common shares or an insubstantial percentage of our outstanding common shares, based upon current law, it is probable that the redemption of Series B preferred shares from such a holder would be considered “not essentially equivalent to a dividend.” However, whether a dividend is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and a holder of Series B preferred shares intending to rely on any of these tests at the time of redemption should consult the holder’s own tax advisor to determine their application to the holder’s particular situation.

      If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from the Series B preferred shares will be treated as a distribution on the Series B preferred shares. If the redemption is taxed as a dividend, the holder’s adjusted tax basis in the Series B preferred shares will be transferred to any other shares held by the holder. If the holder of Series B preferred shares owns none of our other shares, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely. Proposed Treasury Regulations would, if adopted, alter the method for recovering a holder’s adjusted tax basis in any of our shares redeemed in a dividend equivalent redemption. Under the Proposed Treasury Regulations, a holder would be treated as realizing a capital loss on the date of the dividend equivalent redemption equal to the adjusted tax basis of the shares redeemed, subject to adjustments. The recognition of such loss would generally be deferred until the occurrence of specified events, such as, for example, the holder’s ceasing to actually or constructively own any shares. There can be no assurance that the Proposed Treasury Regulations will be adopted, or that they will be adopted in their current form.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated April      , 2004, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and A.G. Edwards & Sons, Inc. are acting as representatives, the following respective numbers of Series B preferred shares:

Number of
Series B
Preferred
Underwriter	Shares

Credit Suisse First Boston LLC
A.G. Edwards & Sons, Inc.
Ferris, Baker Watts, Incorporated
Friedman, Billings, Ramsey & Co., Inc.
J.P. Morgan Securities Inc.
RBC Dain Rauscher Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
KeyBanc Capital Markets, a division of McDonald Investments Inc.
Raymond James & Associates, Inc.

Total	4,000,000

      The underwriting agreement provides that the underwriters are obligated to purchase all of the Series B preferred shares in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering may be terminated.

      We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 600,000 additional Series B preferred shares at the initial public offering price less the underwriting discounts and commissions. The option may only be exercised to cover any over-allotments of Series B preferred shares.

      The underwriters propose to offer the Series B preferred shares initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $               per share. The underwriters and selling group members may allow a discount of $               per share on sales to other broker/ dealers. After the initial public offering, the representatives may change the initial public offering price and concession and discount to brokers/ dealers.

      The following table summarizes the compensation and estimated expenses we will pay.

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

      We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      We anticipate that the Series B preferred shares will be quoted on the Nasdaq National Market under the symbol “CARSO.” We expect that trading on the Nasdaq National Market will commence within 30 days after initial delivery of the Series B preferred shares. The underwriters have advised us that they intend to make a market in the Series B preferred shares prior to the commencement of trading on the Nasdaq National Market. The underwriters will have no obligation to make a market in the Series B preferred shares, however, and may cease market making activities, if commenced, at any time.

      Certain of the underwriters and their respective affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us in the ordinary course of business, for which they received or will receive customary fees.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of Series B preferred shares in excess of the number of Series B preferred shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of Series B preferred shares over-allotted by the underwriters is not greater than the number of Series B preferred shares that they may purchase in the over-allotment option. In a naked short position, the number of Series B preferred shares involved is greater than the number of Series B preferred shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing Series B preferred shares in the open market.

•	Syndicate covering transactions involve purchases of the Series B preferred shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of Series B preferred shares to close out the short position, the underwriters will consider, among other things, the price of Series B preferred shares available for purchase in the open market as compared to the price at which they may purchase Series B preferred shares through the over-allotment option. If the underwriters sell more Series B preferred shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying Series B preferred shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the Series B preferred shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Series B preferred shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Series B preferred shares or preventing or retarding a decline in the market price of the Series B preferred shares. As a result, the price of our Series B preferred shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering and one or more of the underwriters participating in the offering may distribute the prospectus electronically. The representatives may agree to allocate a number of Series B preferred shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the Series B preferred shares in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Series B preferred shares are made. Any resale of the Series B preferred shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Series B preferred shares.

Representations of Purchasers

      By purchasing Series B preferred shares in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the Series B preferred shares without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under “— Resale Restrictions.”

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the Series B preferred shares, for rescission against us in the event that this prospectus supplement or the accompanying prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the Series B preferred shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the Series B preferred shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the Series B preferred shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the Series B preferred shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our trustees and officers as well as the experts named herein are located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within

Canada upon us or such persons. All or a substantial portion of our assets and the assets of such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of Series B preferred shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Series B preferred shares in their particular circumstances and about the eligibility of the Series B preferred shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the Series B preferred shares offered by this prospectus supplement will be passed upon for us by Shaw Pittman LLP, a limited liability partnership including professional corporations. In addition, the description of federal income tax consequences contained in this prospectus supplement under “Additional Federal Income Tax Consequences” and in the accompanying prospectus under “Federal Income Tax Consequences” is, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, based upon the opinion of Shaw Pittman LLP. Certain legal matters relating to the securities will be passed upon for the underwriters by Hunton & Williams LLP.

EXPERTS

      Pursuant to the Securities Act of 1933 and the rules promulgated thereunder, we are required to, and have incorporated into, this prospectus supplement our Annual Report on Form 10-K for the year ended December 31, 2003. Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus supplement and the accompanying prospectus and elsewhere in the registration statement. Our financial statements and schedule contained in the 2003 Form 10-K are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at:

•	Public Reference Section Securities and Exchange Commission Room 1200 450 Fifth Street, N.W. Washington, D.C. 20549

      Please call the SEC at (800) SEC-0330 for further information on the operating rules and procedures for the public reference room.

      The SEC allows us to “incorporate by reference” the information we file with them, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement and the accompanying prospectus, and all information that we will later file with the SEC will automatically update and supersede the older information. We incorporate by reference the documents listed below as well as any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act (Exchange Act File No. 000-23733) after the date of this prospectus supplement.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003

•	Our Current Report on Form 8-K/ A dated February 19, 1999 and filed with the SEC on March 12, 2004

•	Our Current Report on Form 8-K dated February 4, 2004 and filed with the SEC on February 6, 2004

•	Our Current Report on Form 8-K dated March 18, 2004 and filed with the SEC on March 22, 2004

•	Our Current Report on Form 8-K dated March 26, 2004 and filed with the SEC on April 7, 2004

•	Our Current Report on Form 8-K dated March 29, 2004 and filed with the SEC on March 31, 2004

      Copies of these filings are available at no cost on our website, www.capitalautomotive.com. Amendments to these filings will be posted to our website as soon as reasonably practicable after filing with the SEC. In addition, you may request a copy of these filings and any amendments thereto at no cost, by writing or telephoning us. Those copies will not include exhibits to those documents unless the exhibits are specifically incorporated by reference in the documents or unless you specifically request them. You may also request copies of any exhibits to the registration statement. Please direct your request to:

Ms. Lisa M. Clements Capital Automotive REIT 8270 Greensboro Drive Suite 950 McLean, Virginia 22102 (703) 288-3075

      Our prospectus supplement and the accompanying prospectus does not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in our prospectus supplement and the accompanying prospectus about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. Please refer to the actual exhibit for a more complete description of the matters involved. You may get copies of the exhibits by contacting the person named above.